UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (RULE 13D-1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).
                               (AMENDMENT NO. __)*

                             OPTIMARK HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                     --------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                                  RONALD FISHER
                                  SOFTBANK INC.
                           10 LANGLEY ROAD, SUITE 403
                             NEWTON CENTER, MA 02459
                                 (617) 928-9300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 29, 2001
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 23 Pages

                                  SCHEDULE 13D

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 2 OF 23 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL PARTNERS LP
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            4,067,912 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         4,067,912 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,067,912 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.1% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 3 OF 23 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL LP
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            4,068,238 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         4,068,238 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,068,238 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.1% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 4 OF 23 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       RONALD D. FISHER
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,260,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,260,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,260,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.4% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 5 OF 23 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       CHARLES R. LAX
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,250,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.4% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 6 OF 23 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,250,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.4% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 7 OF 23 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK Holdings Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,250,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.4% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 8 OF 23 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CORP.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,250,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.4% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 9 OF 23 PAGES
-------------------------                           ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       MASAYOSHI SON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF                    0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            8,250,000 SHARES OF COMMON STOCK
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON                     0
       WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,250,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.4% OF COMMON STOCK
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         SOFTBANK Capital Partners LP, a Delaware limited partnership ("SB Capital Partners"), SOFTBANK Capital Partners LLC, a Delaware limited liability company ("SB CP LLC"), SOFTBANK Capital Partners Investment Inc., a Delaware corporation ("SB CPI"), SOFTBANK Capital LP, a Delaware limited partnership ("SB Capital"), Ronald D. Fisher ("Mr. Fisher"), Charles R. Lax ("Mr. Lax"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK") and Masayoshi Son ("Mr. Son"), in accordance with their Agreement of Joint Filing (Exhibit A hereto), hereby file this statement on
Schedule 13D ("Statement") with respect to shares of Common Stock (the "Common Stock") and Series E Preferred Stock (the "Series E Stock") of OptiMark Holdings, Inc. (the "Company"). SB Capital Partners, SB CP LLC, SB CPI, SB Capital, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son are collectively referred to as the "Reporting Persons."

ITEM 1.   SECURITY AND ISSUER.

         This statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 10 Exchange Place, Jersey City, New Jersey 07302.

ITEM 2.   IDENTITY AND BACKGROUND.

         SB Capital Partners, SB Capital and SOFTBANK Capital Advisors Fund LP ("Advisors Fund") are investment funds managed by their sole general partner, SB CP LLC. Securities owned by SB Capital Partners, SB Capital and Advisors Fund may be regarded as being beneficially owned by SB CP LLC, their general partner.

         Pursuant to the Limited Liability Company Agreement of SB CP LLC, investment decisions by SB CP LLC must be approved by SB CPI, its investment member, and by either Mr. Fisher or Mr. Lax, its managers. As a result, SB CPI, Mr. Fisher and Mr. Lax share voting power and investment power over securities beneficially owned by SB CP LLC and therefore may be regarded as beneficial owners of such securities.

         SB CPI is a wholly owned subsidiary of SBH, which in turn is a wholly owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximate 37.2% interest in SOFTBANK as of March 31, 2001. Accordingly, securities beneficially owned by SBH may be deemed beneficially owned by SOFTBANK; securities beneficially owned by SB CPI may be deemed beneficially owned by SOFTBANK; and securities beneficially owned by SOFTBANK may be deemed beneficially owned by Mr. Son.

         The principal business of each of SB Capital Partners and SB Capital is to make capital investments in companies operating in the areas of the Internet and Internet related technologies. SB CP LLP was formed to manage the businesses of SB Capital Partners, SB Capital and Advisors Fund, and Mr. Fisher and Mr. Lax are managers of SB CP LLC. The principal business of SBH is to act as a holding company for operations and investments of SOFTBANK. SOFTBANK's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of


                               Page 10 of 23 Pages
computer software and network products and the publication of Japanese computer technology magazines.

         The principal business offices of SB Capital Partners, SB Capital, SB CP LLC, SB CPI and SBH are located at 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159, which is also the business address of Mr. Fisher and Mr. Lax. The principal business offices of SOFTBANK are located at 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan, which is also MR. Son's business address.

         Schedules 1, 2, 3 and 4 hereto set forth the following information with respect to each executive officer and director of SOFTBANK, SBH, SB CPI, SB CP
LLC: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the two preceding paragraphs.

         During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1, 2, 3 and 4, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used in making the purchases of the shares of Common Stock reported previously on a Schedule 13G and the purchases of the shares of Series E Preferred Stock described herein were available working capital of SB Capital Partners, SB Capital and Advisors Fund in the aggregate amount of $114,000,000. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.   PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock of the Company for the purpose of making an investment in the Company and reported such purchase on a
Schedule 13G filed with the SEC on April 5, 2001. The Reporting Persons have filed this Schedule 13D to report the purchase of the Series E Preferred Stock of the Company. The purpose of the acquisition of the shares of the Series E Preferred Stock by the Reporting Persons described herein was to make an investment in the Company. As of the date hereof, the Reporting Persons have purchased 403,332 shares of Series E Preferred Stock from the Company and have the right to purchase an additional 596,668 shares of Series E Preferred Stock. The additional purchases, if any, will occur on the earlier of the specific dates set forth in the Stock Purchase Agreement filed as Exhibit C hereto and any date chosen by SB Capital Partners, SB Capital and Advisors Fund. However, according to the requirements of Rule 13d-3(d) of the Securities Exchange Act of 1934, this Schedule 13D assumes the acquisition of all of the 1,000,000 shares of Series E


                               Page 11 of 23 Pages

Stock of the Company that the Reporting Persons have the right to purchase from the Company pursuant to the Stock Purchase Agreement filed as Exhibit C hereto. Except as described in the foregoing sentence and as set forth below, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (i) any action similar to any of those enumerated above.

         On June 11, 1999, SB Capital Partners agreed to purchase 8,136,150 shares of Series C Preferred Stock from the Company for a purchase price of $12.00 per share pursuant to a Series C Stock Purchase Agreement. SB Capital Partners transferred 4,068,238 shares of Series C Preferred Stock to SB Capital. Each share of Series C Preferred Stock of the Company is convertible at any time at the option of SB Capital Partners and SB Capital into one share of Common Stock of the Company. As a result, SB Capital Partners owns 4,067,912 shares of Series C Preferred Stock convertible into an equal number of shares of Common Stock and SB Capital owns 4,068,238 shares of Series C Preferred Stock convertible into an equal number of shares of Common Stock.

         On June 29, 2001, SB Capital Partners agreed to purchase up to 499,980 shares of Series E Stock from the Company, subject to certain conditions, for a purchase price of $15.00 per share pursuant to a Series E Preferred Stock Purchase Agreement ("Series E Agreement"). Pursuant to the Series E Agreement, SB Capital agreed to purchase up to 491,390 shares of Series E Stock from the Company, subject to certain conditions, for a purchase price of $15.00 per share. As of the date hereof, SB Capital Partners and SB Capital own 238,323 and 234,229 shares of Series E Stock, respectively. The Series E Stock is not convertible into the Common Stock of the Company or any other class of securities of the Company. The Series E Preferred Stock provides holders thereof with 32 votes per share of Series E Preferred Stock. As a result of the shares currently held by the Reporting Persons, SB Capital Partners and SB Capital, in the aggregate, own 100% of the outstanding Series E Preferred Stock and, in the aggregate, have approximately 30% of the voting power attributable to all outstanding shares of the Company's voting capital stock. The Series E Agreement provides that the Company will notify SB Capital Partners and SB Capital each time the Company proposes to offer any shares of any class of capital stock (or securities convertible into or exercisable for shares of capital stock). Within 15 days of receiving such notice, SB Capital Partners and SB Capital will have the right to purchase, at the same price and on the same terms as such offer, up to that portion of such securities which equals the voting power, expressed as a percentage, in the Company then held by each of SB Capital Partners and SB Capital (calculated assuming full conversion and exercise of all


                               Page 12 of 23 Pages
convertible or exercisable securities then outstanding). The Series E Agreement also provides that SB Capital Partners and SB Capital will have the right to appoint two members to the Company's board of directors and will have certain information rights to receive periodically financial and management reports from the Company. In addition, the Certificate of Designations for the Series E Stock of the Company provides that the consent of the holders of the Series E Stock is required before the Company may do certain things, including, but not limited to: (i) amend, alter or repeal the Company's certificate of incorporation or bylaws, (ii) make any material change in the Company's line of business, (iii) incur any debt or guarantee any liability for an amount that is in excess of $100,000, or (iv) issue any securities of the Company, except for the purpose of employee benefits. SB Capital Partners and SB Capital also entered into the Registration Rights Agreement attached as Exhibit E with the Company. The Registration Rights Agreement provides that SB Capital Partners and SB Capital may request that the Company register the Series E Stock or include the Series E Stock on certain registration statements filed by the Company, subject to certain conditions.

         All references to the Series E Agreement described above are qualified in their entirety by the full text of such agreement, a copy of which is attached as Exhibit C hereto and is incorporated by reference herein. All references to the Certificate of Designations for the Series E Preferred Stock are qualified in their entirety by the full text of such certificate, a copy of which is attached as Exhibit D hereto and is incorporated by reference herein. All references to the Registration Rights Agreement described above are qualified in their entirety by the full text of such agreement, a copy of which is attached as Exhibit E hereto and is incorporated by reference herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         TOTAL OUTSTANDING SHARES. According to representations of the Company set forth in the Series E Agreement, the total number of shares of voting Common Stock outstanding as of June 29, 2001 was 35,872,557 shares. If all outstanding shares of Preferred Stock of the Company that are convertible into Common Stock were converted, a total of 57,400,829 shares of Common Stock would be outstanding. If all of the shares of Series E Stock available to be sold pursuant to the Series E Agreement are sold by the Company, 1,000,000 shares of Series E Stock will be outstanding. As noted in Item 4 above, the Series E Stock is not convertible into the Common Stock or any other security of the Company.

         SB CAPITAL PARTNERS. As of the date of filing this statement, SB Capital Partners is the beneficial owner of a total of 4,067,912 shares of Common Stock, or 7.1% of the outstanding Common Stock, and may be deemed the beneficial owner of 499,980 shares of Series E Stock, or a total of approximately 49% of the Series E Stock.

         SB CAPITAL. As of the date of filing this statement, SB Capital is the beneficial owner of 4,068,238 shares of Common Stock, representing approximately 7.1% of the outstanding Common Stock, and may be deemed the beneficial owner of 491,390 shares of Series E Stock, or a total of approximately 49% of the Series E Stock.


                               Page 13 of 23 Pages

         SB CP LLC. By virtue of being the general partner of SB Capital Partners, SB Capital and SOFTBANK Capital Advisors Fund LP ("Advisors Fund"), SB CP LLC may be deemed the beneficial owner of a total of 8,250,000 shares of Common Stock consisting of 4,067,912 shares beneficially owned by SB Capital Partners, 4,068,238 shares beneficially owned by SB Capital and 113,850 shares beneficially owned by Advisors Fund, or a total of approximately 14.4% of the outstanding Common Stock. In addition, SB CP LLC may be deemed the beneficial owner of a total of 1,000,000 shares of Series E Stock consisting of 499,980 shares that may be deemed beneficially owned by SB Capital Partners, 491,390 shares that may be deemed beneficially owned by SB Capital and 8,630 shares that may be deemed beneficially owned by Advisors Fund, or a total of 100% of the Series E Stock.

         SB CPI, MR. FISHER AND MR. LAX. By virtue of their joint control over investment decisions of SB CP LLC, SB CPI, Mr. Fisher and Mr. Lax may be deemed to be beneficial owners of the 8,250,000 shares of Common Stock beneficially owned by SB CP LLC, or approximately 14.4% of the outstanding Common Stock. Mr. Fisher, a director of the Company, holds options to purchase 10,000 shares of Common Stock, which options are exercisable within 60 days of the date hereof, and accordingly may be deemed to be a beneficial owner of a total of 8,260,000 shares of Common Stock, or 14.4% of the outstanding Common Stock. In addition, SB CPI, Mr. Fisher and Mr. Lax may be deemed the beneficial owner of a total of 1,000,000 shares of Series E Stock consisting of 499,980 shares that may be deemed beneficially owned by SB Capital Partners, 491,390 shares that may be deemed beneficially owned by SB Capital and 8,630 shares that may be deemed beneficially owned by Advisors Fund, or a total of 100% of the Series E Stock.

         SBH. By virtue of its ownership of all the outstanding stock of SB CPI, SBH may be deemed to be a beneficial owner of the 8,250,000 shares of Common Stock beneficially owned by SB CPI, or approximately 14.4% of the outstanding Common Stock. In addition, SBH may be deemed the beneficial owner of a total of 1,000,000 shares of Series E Stock consisting of 499,980 shares that may be deemed beneficially owned by SB Capital Partners, 491,390 shares that may be deemed beneficially owned by SB Capital and 8,630 shares that may be deemed beneficially owned by Advisors Fund, or a total of 100% of the outstanding Series E Stock.

         SOFTBANK. SOFTBANK may be deemed to be a beneficial owner of the 8,250,000 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, or approximately 14.4% of the outstanding Common Stock. In addition, SOFTBANK may be deemed the beneficial owner of a total of 1,000,000 shares of Series E Stock consisting of 499,980 shares that may be deemed beneficially owned by SB Capital Partners, 491,390 shares that may be deemed beneficially owned by SB Capital and 8,630 shares that may be deemed beneficially owned by Advisors Fund, or a total of 100% of the Series E Stock.

         MR. SON. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 37.2% interest in SOFTBANK as of March 31, 2001. Accordingly,


                               Page 14 of 23 Pages
the 8,250,000 shares of Common Stock that may been deemed to have been beneficially owned by SOFTBANK, representing approximately 14.4% of the outstanding Common Stock, may be regarded as having been beneficially owned by Mr. Son. In addition, Mr. Son may be deemed the beneficial owner of a total of 1,000,000 shares of Series E Stock consisting of 499,980 shares that may be deemed beneficially owned by SB Capital Partners, 491,390 shares that may be deemed beneficially owned by SB Capital and 8,630 shares that may be deemed beneficially owned by Advisors Fund, or a total of 100% of the Series E Stock.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Agreements described in Item 4 and the option to purchase 10,000 shares of the Company's Common Stock held by Mr. Fisher described in Item 5, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2, 3 or 4 hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A     Agreement of Joint Filing, dated as of July 20, 2001 by and among
              SB Capital Partners, SB Capital, SB CP LLC, SB CPI, Mr. Fisher,
              Mr. Lax, SBH, SOFTBANK and Mr. Son.

Exhibit B     Power of Attorney (incorporated by reference to Exhibit 24 to the
              Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK
              Ventures, Inc. on February 18, 1998 with respect to Concentric
              Network Corporation).

Exhibit C     Stock Purchase Agreement, dated as of June 29, 2001, by and between the Company and SB Capital Partners, SB Capital and
              Advisors Fund.

Exhibit D     Certificate of Designations of Series E Cumulative Preferred
              Stock.

Exhibit E     Registration Rights Agreement, dated as of June 29, 2001, by and between the Company and SB Capital Partners, SB Capital and
              Advisors Fund.


                               Page 15 of 23 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2001                              SOFTBANK CAPITAL PARTNERS LP
                                           By: SOFTBANK CAPITAL PARTNERS LLC,
                                                    General Partner


                                           By: /s/ Steven J. Murray
                                               --------------------------------
                                                  Name:    Steven J. Murray
                                                  Title:   Administrative Member


                                           SOFTBANK CAPITAL LP
                                           By: SOFTBANK CAPITAL PARTNERS LLC,
                                                    General Partner


                                           By: /s/ Steven J. Murray
                                               --------------------------------
                                                  Name:    Steven J. Murray
                                                  Title:   Administrative Member


                                           SOFTBANK CAPITAL PARTNERS LLC


                                           By: /s/ Steven J. Murray
                                               --------------------------------
                                                  Name:    Steven J. Murray
                                                  Title:   Administrative Member


                                           SOFTBANK CAPITAL PARTNERS
                                           INVESTMENT INC.


                                           By: /s/ Steven J. Murray
                                               --------------------------------
                                                  Name:    Steven J. Murray
                                                  Title:   Treasurer


                               Page 16 of 23 Pages

                                           RONALD D. FISHER


                                           By: /s/ Ronald D. Fisher
                                               --------------------------------
                                                  Name: Ronald D. Fisher


                                           CHARLES R. LAX


                                           By: /s/ Charles R. Lax
                                               --------------------------------
                                                  Name: Charles R. Lax


                                           SOFTBANK HOLDINGS INC.


                                           By: /s/ Stephen A. Grant
                                               --------------------------------
                                                  Name: Stephen A. Grant
                                                  Title:  Secretary


                                           SOFTBANK CORP.


                                           By: /s/ Stephen A. Grant
                                               --------------------------------
                                                  Name: Stephen A. Grant
                                                  Title:  Attorney-in-Fact


                                           MASAYOSHI SON


                                           By: /s/ Stephen A. Grant
                                               --------------------------------
                                                  Name: Stephen A. Grant
                                                  Title:  Attorney-in-Fact







                               Page 17 of 23 Pages

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 18 OF 23 PAGES
-------------------------                           ---------------------------
                                   SCHEDULE 1

               DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

         The Business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1 Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Ronald D. Fisher is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02459.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.

NAME                     PRESENT AND PRINCIPAL OCCUPATION
----                     --------------------------------

Masayoshi Son            President, Chief Executive Officer and director of
                         SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.

Ken Miyauchi             Executive Vice President and director of SOFTBANK Corp.

Norikazu Ishikawa        Executive Vice President of SOFTBANK Corp.

Yoshitaka Kitao          Executive Vice President, Chief Financial Officer and
                         director of SOFTBANK Corp.; director of SOFTBANK
                         Holdings Inc.

Makoto Okazaki           Executive Vice President of SOFTBANK Corp.

Kazuhiko Kasai           Director of SOFTBANK Corp.

Masahiro Inoue           Director of SOFTBANK Corp.

Jun Murai                Director of SOFTBANK Corp.

Toshifumi Suzuki         Director of SOFTBANK Corp.

Tadashi Yanai            Director of SOFTBANK Corp.

Mark Schwartz            Director of SOFTBANK Corp.

Ronald D. Fisher         Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                         Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                         Managing Member of SOFTBANK Capital Partners LLC.


                               Page 18 of 23 Pages

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 19 OF 23 PAGES
-------------------------                           ---------------------------
                                   SCHEDULE 2

           DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS INC.

         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02459. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

         Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.

NAME                     PRESENT AND PRINCIPAL OCCUPATION
----                     --------------------------------

Masayoshi Son            Chairman of the Board, President and director of
                         SOFTBANK Holdings Inc.; President, Chief Executive
                         Officer and director of SOFTBANK Corp.

Ronald D. Fisher         Director of SOFTBANK Corp.; Vice Chairman and director
                         of SOFTBANK Holdings Inc.; Chairman of the Board,
                         President and director of SOFTBANK Capital Partners
                         Investment Inc.; Managing Member of SOFTBANK Capital
                         Partners LLC.

Kazuhiko Kasai           Director of SOFTBANK Holdings Inc.; director of
                         SOFTBANK Corp.

Francis Jacobs           Director and Vice President of SOFTBANK Holdings Inc.

Stephen A. Grant         Secretary of SOFTBANK Holdings Inc.; Secretary of
                         SOFTBANK Capital Partners Investment Inc.; Partner,
                         Sullivan & Cromwell.

Steven J. Murray         Vice President and Treasurer of SOFTBANK Holdings Inc.

Anthony Castellanos      Vice President-Tax of SOFTBANK Holdings Inc.; Vice
                         President of SOFTBANK Capital Partners Investment Inc.



                               Page 19 of 23 Pages

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 20 OF 23 PAGES
-------------------------                           ---------------------------
                                   SCHEDULE 3

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

         The business address for each of the individuals listed below is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02459.

         Each of the individuals listed below is a U.S. citizen.

NAME                     PRESENT AND PRINCIPAL OCCUPATION
----                     --------------------------------

Ronald D. Fisher         Chairman of the Board, President and director of
                         SOFTBANK Capital Partners Investment Inc.; Vice
                         Chairman of SOFTBANK Holdings Inc.; Managing Member of
                         SOFTBANK Capital Partners LLC.

Masayoshi Son            Director of SOFTBANK Capital Partners Investment Inc.;
                         President, Chief Executive Officer and director of
                         SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.

Anthony Castellanos      Vice President-Tax of SOFTBANK Holdings Inc.; Vice
                         President-Tax of SOFTBANK Capital Partners Investment
                         Inc.

Stephen A. Grant         Secretary of SOFTBANK Holdings Inc.; Secretary of
                         SOFTBANK Capital Partners Investment Inc.; Partner,
                         Sullivan & Cromwell

Steven J. Murray         Treasurer of SOFTBANK Capital Partners Investment Inc.



                               Page 20 of 23 Pages

-------------------------                           ---------------------------
CUSIP NO.   N/A                                          PAGE 21 OF 23 PAGES
-------------------------                           ---------------------------
                                   SCHEDULE 4

        DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CAPITAL PARTNERS LLC

          The business address for each of the individuals listed below is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02459.

          Each of the individuals listed below is a U.S. citizen.

NAME                     PRESENT AND PRINCIPAL OCCUPATION
----                     --------------------------------

Ronald D. Fisher         Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                         Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                         Managing Member of SOFTBANK Capital Partners LLC.

Charles R. Lax           Managing Member of SOFTBANK Capital Partners LLC.




                               Page 21 of 23 Pages

                                                                      EXHIBIT A
                                                                      ---------


                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock, par value $0.01 per share, and Series E Preferred Stock, par value $0.01 per share, of OptiMark Holdings, Inc. and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of July 20, 2001.

                                             SOFTBANK CAPITAL PARTNERS LP
                                             By: SOFTBANK CAPITAL PARTNERS LLC,
                                                      General Partner


                                             By: /s/ Steven J. Murray
                                                --------------------------------
                                                  Name:    Steven J. Murray
                                                  Title:   Administrative Member


                                             SOFTBANK CAPITAL PARTNERS LLC,


                                             By: /s/ Steven J. Murray
                                                --------------------------------
                                                  Name:    Steven J. Murray
                                                  Title:   Administrative Member


                                             SOFTBANK CAPITAL PARTNERS
                                             INVESTMENT INC.


                                             By: /s/ Steven J. Murray
                                                --------------------------------
                                                   Name:    Steven J. Murray
                                                   Title:   Treasurer


                               Page 22 of 23 Pages

                                             RONALD D. FISHER


                                             By: /s/ Ronald D. Fisher
                                                --------------------------------
                                                    Name: Ronald D. Fisher


                                             CHARLES R. LAX


                                             By: /s/ Charles R. Lax
                                                --------------------------------
                                                    Name: Charles R. Lax


                                             SOFTBANK HOLDINGS INC.


                                             By: /s/ Stephen A. Grant
                                                --------------------------------
                                                    Name: Stephen A. Grant
                                                    Title:  Secretary


                                             SOFTBANK CORP.


                                             By: /s/ Stephen A. Grant
                                                --------------------------------
                                                    Name: Stephen A. Grant
                                                    Title:  Attorney-in-Fact


                                             MASAYOSHI SON


                                             By: /s/ Stephen A. Grant
                                                --------------------------------
                                                    Name: Stephen A. Grant
                                                    Title:  Attorney-in-Fact




                               Page 23 of 23 Pages